Restructuring Plan of POSCO’s subsidiaries

POSCO plans to consider restructuring of its subsidiaries to develop core business capabilities, adjust overlapping business scopes, create synergy, and rearrange non-core businesses.

We are currently considering restructuring of the domestic subsidiaries which belong to the conglomerate POSCO under the Fair Trade Act. POSCO has not yet made any decision regarding restructuring of the subsidiaries. However, POSCO or POSCO’s subsidiaries will make necessary disclosure as the board of directors’ resolution on restructuring of the subsidiaries is made available.